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iSecuretrac letterhead

June 3, 2004


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:    Reggie Norris, Esq.

         Re:      iSecureTrac Corp.
                  Registration Statement on Form S-4
                  File No. 333-110827

Dear Mr. Norris:

         The above referenced registration statement was filed with the Securities and Exchange Commission by the Company on November 26, 2003. During telephone conferences held with you on December 3, 2003 and December 9, 2003, we were advised that the Form S-4 was not available for the stated purpose and that we should either withdraw the registration statement or make a pre-effective amendment on Form S-1. To simplify matters, we hereby request the withdrawal of the registration statement on Form S-4, effective immediately. We intend to promptly re-file the registration statement on Form S-1.

                                            Very truly yours,

                                            /s/  John M. Heida
                                            ----------------------------
                                            John M. Heida
                                            Senior Vice President and
                                            General Counsel